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Exhibit 12

Calculation of
Ratio of earnings to fixed charges
(in thousands, except for ratios)

	1999	2000	2001	2002	2003
Income (loss) before provision for income taxes	$1,318	$4,167	$17,578	$10,107	$(2,781)
Interest expense	357	324	4	4,179	194
Interest portion of rent expense	32	76	122	136	129

Income (loss) before provision for income taxes as adjusted	1,707	4,567	17,704	14,422	(2,458)
Interest (and rent interest) expense	389	400	126	4,315	323
Ratio of earnings to fixed charges	4.4	11.4	140.5	3.3	(a )

(a)
Fixed charges exceeded earnings by $2,458

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Calculation of Ratio of earnings to fixed charges (in thousands, except for ratios)